

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2012

Eric K. Lindberg
President and Director
RealEstate Pathways, Inc.
2114 West Apache Trail
Apache Junction, AZ 85120

> **Re: RealEstate Pathways, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 15, 2011**
> **File No. 333-178517**

Dear Mr. Lindberg:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page, page 3

1. Please revise to include a clear statement that this registration statement constitutes the initial public offering of RealEstate Pathways' common stock. In addition, given the limited information permitted on the cover page by Item 501 of Regulation S-K, consider disclosing the required information in narrative form and eliminating the two subheadings.

2. Given that you have structured your transaction on a best efforts, no minimum basis, please remove the table from the cover page, as it is likely to suggest to the reader that the total "Proceeds to Registrant" will be received.

3. Please disclose on the cover page the names of the officers who will sell the common stock and briefly describe the role of those persons in marketing the securities.

Table of Contents, page 5

4.   Please remove the first two paragraphs on page 5. Because you are not currently subject
        to the requirement to file reports under the Exchange Act, you are not eligible to
        incorporate information by reference in your prospectus. Please revise your disclosure
        accordingly.

Forward-Looking Information, page 5

5.   Revise the text that asserts the prospectus contains forward-looking statements "within
        the meaning of" the federal securities laws. Note that paragraph (b)(2)(D) of Section
        27A of the Securities Act as well as a corresponding provision of the Exchange Act
        indicates that the statutory safe harbor for forward-looking statements does not apply to
        initial public offerings. Similarly, subparagraph (b)(1)(C) of Section 27A concerning
        statements in filings of penny stock issuers also may apply to your company.

Risk Factors, page 7

6.   Please add a separate risk factor to highlight the "going concern" language in your
        auditor's report. Include an explanation of the reasons for and effects of the language,
        including any effect on your cost of capital.

7.   Please add a separate risk factor addressing the "no minimum" structure of the transaction.
        In this regard, your disclosure should reflect the possibility that all of the shares may not
        be sold and should discuss the range of possible outcomes, including the possibility that
        the amount raised may be minimal and may not even cover the costs of the offering,
        which you have estimated to be approximately $8,500.

8.   Because your offering has no minimum and your shares are currently held by a single
        shareholder, please add a risk factor disclosing the risks to other shareholders from your
        concentrated ownership, including the power by your current shareholder to control the
        affairs of the corporation and amend the charter documents and elect all directors through
        majority vote.

Because our officers have no formal training…, page 8

9.   Please expand or include a separate risk factor to disclose when you will be subject to the
        report requirement on internal control over financial reporting and that as a smaller
        reporting you will not be subject to the attestation report. Refer to Regulation S-K Item
        308.

Because we have only two officers and director…, page 9

10.   The disclosure in this risk factor appears to be substantially similar to that of the third risk factor on page 8. Please revise to avoid repetitive disclosure.

We have limited financial resources…, page 9

11.   You disclose in the caption to this risk factor that the offering proceeds "may" be used for purposes other than your proposed business. Please reconcile the caption with your disclosure on page 10, which states that offering proceeds will be used for offering expenses.

The company is subject to 15(d)…, page 10

12.   Please revise the risk factor subheading to state concisely the risk that your limited reporting obligation under Section 15(d) poses to investors. In addition, please expand your risk factor to explain that as a 15(d) issuer, you will not be subject to the proxy rules and Section 16 of the Exchange Act. Clarify what you mean by "fully reporting" in the last sentence in this risk factor and on page 40. If by this you mean you intend to comply with the proxy rules and Section 16 of the Exchange Act, please include a clear statement to this effect and clarify that because any such filings would be made by you on a voluntary basis you could, at any time, elect not to comply with those provisions of the Exchange Act.

Use of Proceeds, page 10

13.   Please expand this disclosure to indicate how the use of proceeds may change depending on the number of shares sold in the offering.   In this regard, expand your disclosure to indicate how you intend to allocate the remaining funds by also assuming only 25% (or a lesser percentage, as selected) and 75% of the shares are sold. We refer you to Instruction 1 to Item 504 of Regulation S-K.

14.   Because you may sell less than the amounts indicated in your table, please disclose the order of priority for the uses you indicate in the table.

15.   Please clarify what you mean by your statement in the last sentence of this section that one of the purposes of the offering is to "create an equity market." We note that you do not disclose an intention to list the shares for trading.

Dilution, page 11

16.   We note your dilution disclosure is based on the assumption that you will sell all of the shares offered pursuant to the registration statement. Revise to include dilution

information assuming 25% (or a lesser percentage, as selected), 50% and 75% of the shares are sold in the offering.

Description of Securities, page 12

17.   We note your disclosure on page 6 that the 1,300,000 outstanding shares are restricted. Please disclose in this section the nature of this restriction. In addition, if these securities are restricted as defined in Securities Act Rule 144, disclose when they can be sold and the amount that can be sold in reliance on the Rule.

Description of Business

Competition, page 15

18.   Please disclose the methods of competition that you intend to use. Refer to Regulation S-K Item 101(h)(4)(iv).

Management's Discussion and Analysis

Overview, page 33

19.   You indicate in the last sentence of the second paragraph that the money raised in this offering would last an estimated 12 months. Given that your offering is being conducted on a best efforts, no minimum basis, please revise to state the minimum amount of funds necessary to fund 12 months of operations. Include in your calculation the estimated $11,000 in professional fees you reference on page 9 in addition to the costs associated with your offering.

20.   In the second sentence of the fourth paragraph you refer to "the minimum offering amount." Please disclose this amount.

Limited Operating History; Need for Additional Capital, page 35

21.   Revise your disclosures to include a discussion of the minimum number of months that you will be able to conduct your planned operations using currently available capital resources and also assuming the sale of 25% (or a lesser percentage, as selected), 50%, 75% and 100% of the securities in this offering.

Directors, Executive Officers, Promoters and Control Persons

Biographical Information, page 37

22.   For Mr. Lindberg, please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as directors in light of the company's business and structure. Refer to Regulation S-K Item 401(e)(1).

Disclosure of Commission Position of Indemnification for Securities Act Liabilities, page 39

23.   Please tell us which provision of your bylaws provides for indemnification as disclosed in this section and on page II-1.

Outside Back Cover, page 41

24.   Please remove the inapplicable information in the last paragraph on this page as you disclose in the Prospectus Cover Page that this is a self-underwritten offering.

Recent Sales of Unregistered Securities, page II-2

25.   We note your disclosure in the first sentence of this section. Please disclose the other occasion in which you sold securities without registration.

Signatures, page II-4

26.   Please revise the paragraphs above the signatures so that they conform to the language specified in Form S-1. In addition, it appears that you have omitted the date on which Mr. Lindberg signed the registration statement in his own capacity.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Jeffrey A. Nichols, Esq.